Exhibit 99.2

NEWS RELEASE
OTC-BB: CPPXF

CONTINENTAL ENERGY POSTS ANNUAL RESERVES REPORT

JAKARTA – November 4, 2010 - Continental Energy Corporation (OTCBB: CPPXF) (the “Company”) an emerging international oil and gas company, today announced that it has posted its annual reserves report at fiscal year end 30 June 2010 in the form referred to in item 3 of section 2.1 of Canadian National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”).

The full NI 51-101 report has been filed on SEDAR and is available for download with other Company filings at http://sedar.com/search/search_form_pc_en.htm.

On behalf of the Company,
Richard L. McAdoo, CEO

About Continental Energy Corporation - Continental is a small and aggressive oil and gas exploration company focusing its efforts on making large commercial discoveries and establishing petroleum production in low to medium risk, but high potential reward, international properties; particularly in Indonesia.

Source: Continental Energy Corporation
Media Contact: 214-800-5135 or AGORACOM Investor Relations, cppxf@agoracom.com
Further Info: www.continentalenergy.com and http://agoracom.com/ir/continentalenergy

No securities regulatory authority has either approved or disapproved the contents of this news release.
Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.